Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5060	E-mail Address rcapelouto@stblaw.com

June 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Amendment No. 6 to Registration Statement on Form S-4

Filed June 3, 2016

File No. 333-208524

EMC Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 3, 2016

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its response to the Commission staff’s comment on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated June 3, 2016. The Company has responded to the staff’s comment, which is duplicated below in italicized text. The Company’s response is set forth in plain text immediately following the comment.

The Company has also revised the registration statement in response to the staff’s comment, and is filing concurrently with this letter amendment no. 7 to the registration statement (the “amended registration statement”), which reflects these revisions and generally updates the information contained therein, including information relating to the special meeting of EMC Corporation shareholders. The Company also is providing supplementally to the staff copies of the amended registration statement marked to show all changes to amendment no. 6 to the registration statement.

The Merger Agreement

Conditions to the Merger, page 272

1.	Please undertake to resolicit shareholder approval if either EMC or Denali waives a material condition to the merger, such as the condition that the Class V Common Stock be approved for listing on the NYSE, or advise. Also include a statement to this effect in the revised risk factor on page 67. We believe that resolicitation is generally required when parties waive material conditions to a merger.

Securities and Exchange Commission

June 6, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 14 and 68 of the amended registration statement. The Company has also made conforming changes in other sections of the amended registration statement where similar disclosure is repeated.

If the staff has any questions or requires additional information concerning the amended registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg
Senior Vice President, General Counsel and Secretary
Dell Inc.

Janet B. Wright
Vice President — Corporate, Securities & Finance Counsel
Dell Inc.

Christopher R. May, Esq.
Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.
Kevin K. Greenslade, Esq.
Hogan Lovells US LLP

Paul T. Dacier, Esq.
Executive Vice President, General Counsel and Assistant Secretary
EMC Corporation

Margaret A. Brown, Esq.
Laura P. Knoll, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP